LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                               WRITER’S EMAIL
(202) 274-2009                                                           mlevy@luselaw.com

July 6, 2011

Via Edgar and Hand Delivery

Michael Seaman, Esq.
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:           Provident Financial Services, Inc.
 Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010
 Filed March 1, 2011
 File No. 001-31566

Dear Mr. Seaman:

On behalf of Provident Financial Services, Inc. (the “Company”), we are providing responses to the Staff's letter dated June 21, 2011.  The Company’s responses are set forth below and are keyed to the Staff’s comment letter.

Item 9A.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 112

1.           We note your response to prior comment 8 in our letter dated May 6, 2011.  Please amend your 10-K to comply with the requirements of Item 307 of Regulation S-K.

The Company will amend its Form 10-K for the Fiscal Year Ended December 31, 2010 in response to the Staff’s comment.

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
July 6, 2011

Item 11.  Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

2.           We note your response to prior comment 9 in our letter dated May 6, 2011 that you have not disclosed the performance metrics for awards granted under your long-term equity incentive plan as requested because your compensation committee or board of directors has determined that disclosure of such information in advance would result in competitive harm to you.  Please provide your analysis supplementally as to how you would be competitively harmed if such performance metrics were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance metrics and the competitive harm that is likely to result from disclosure.  We also note that you have not discussed in the filing how difficult it will be to achieve the performance metrics.  Tell us why that information is not included if you are relying on Instruction 4 to Item 402(b) of Regulation S-K.  Refer to Regulation S-K Compliance & Disclosure Interpretation 118.04 for guidance.

The following discussion sets forth the Company’s analysis as to why the Company would be competitively harmed if such performance metrics were disclosed, using the standard that would apply if the Company was requesting confidential treatment of the information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2.  Our analysis takes into consideration Regulation S-K Compliance & Disclosure Interpretation (“C&DI”) 118.04 as guidance.

As required by the first paragraph of C&DI 118.04, the Company determined that the performance targets are not material in the overall context of the Company’s executive compensation policies or decisions, particularly when considering the Company’s accrual of the related compensation expense over a three-year period.  Therefore, disclosure of the specific performance targets is not required.  This view is based on the fact that the payout levels under the long-term incentive plan are capped at a maximum level (based on base salaries, which are discussed elsewhere in the proxy statement), such that the total possible payout under the long-term incentive plan is known in advance.  In the context of the overall annual executive compensation paid to named executive officers, the Company believes that the amount of the maximum level of payout, which the Company believes is not likely to be achieved, is not material to investors, since the outcome is substantially uncertain and the attainment of that level of performance is unlikely.  Given that the dollar value of the maximum level of payout is not material to the Company’s investors, the Company further believes that payouts of less than the maximum level would likewise not be a dollar amount that is material to investors.

Furthermore, even if the dollar values of the payout levels are material to investors, the Company has a reasoned basis for concluding, after consideration of its specific facts and circumstances, that the disclosure of the specific performance targets would cause the Company competitive harm.  This determination is based on established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm.

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
July 6, 2011

As previously noted, and as disclosed in the Company’s relevant proxy statements, the grants are based on a prospective three-year vesting period, and will only vest at the end of the three years if the performance levels are met.  The performance matrix is based on the Company’s earnings per share growth on a stand-alone basis and total shareholder return compared to a peer group.  To determine the prospective earnings per share growth and total shareholder return, the Company considers all relevant elements of its pro forma net income for the applicable three year period, which would include among other items, prospective loan loss provisions and prospective growth in and performance of its securities and loan portfolios.

The Company believes that disclosing this information would cause it substantial competitive harm in a variety of ways.  First, it would force the Company, in essence, to give financial projections, which the Company is not required to do and does not believe is in its shareholders’ best interest as it believes that projections can cause stock price and volume volatility.  By disclosing performance targets, the Company would be telegraphing its own internal business plans and expectations to its competitors.

In addition, by publishing its other performance targets and the expected levels of attaining those targets, the Company would enable its competitors to design proposed compensation packages that would be specifically tailored to meet or exceed an employee’s current compensation package in a way that would enable the competitors to be more likely to succeed in luring away the Company’s talent.  Such financial projections could be used by the Company’s competitors to determine whether the Company will meet such projections, thereby enabling such competitors to attempt to hire away the Company’s key employees.  The Company would be particularly vulnerable if it appeared to be underperforming the performance criteria at any time during the three-year vesting period.  The Company attracts its employees primarily from its northern and central New Jersey markets where it faces intense competition from money-center banks, regional banks, community banks, credit unions and other financial institutions.  Affording its competitors a three-year window to judge the Company’s perceived performance so as to contact its officers and employees is a significant competitive harm.

Similarly, the Company believes that including the Company-based and peer group-based criteria would cause it substantial competitive harm by allowing its competitors to judge if the Company is performing in accordance with these criteria.  Competitors may consider their strategic alternatives vis-à-vis the Company based on this information, i.e. if the Company appears to be underperforming these criteria, its competitors may believe it is more vulnerable to an acquisition, or other strategic options not necessarily in the best interests of the Company’s shareholders.

Pursuant to the Staff’s comment, the Company proposes to amend its 2011 proxy statement using Form 10K/A to include the following statement, which addresses how difficult it will be to achieve the performance metrics, as required by Instruction 4 to Item 402(b) of Regulation S-K:

“The Compensation Committee has determined that the performance metrics for awards granted under our long-term equity incentive plan are appropriately set such that participants in the plan will attain (i) the threshold level of performance if our minimum expected improvements in the performance targets are achieved, which the Committee believed was reasonably likely to be attained; (ii) the target level of performance if our projected business plan expectations are achieved, which the Committee believed had approximately an even likelihood of either being attained or not being attained; (iii) the target plus level of performance if our projected business plan expectations are exceeded, which the Committee believed would be difficult to achieve; and (iv) the maximum level of performance, which sets a cap on how much incentive compensation will be paid in the event that the ‘target plus’ level is exceeded, which the Committee believed was unlikely to be achieved.”

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
July 6, 2011

Item 15.  Exhibits and Financial Statement Schedules, page 114

3. We note your response to prior comment 10 in our letter dated May 6, 2011.  However, the fact that a management compensatory plan is not a written document does not obviate the requirement to file it as an exhibit.  Please file a written description of the 2010 Annual Incentive Plan as an exhibit to your amended Form 10-K.  Refer to Regulation S-K Compliance & Disclosure Interpretation 146.04 for guidance.

The Company will amend its Form 10-K for the Fiscal Year Ended December 31, 2010 in response to the Staff’s comment by filing a written description of the 2010 Annual Incentive Plan as an exhibit which reads as follows:

“2010 Cash Incentive Compensation Plan.  On January 28, 2010, the Board of Directors of Provident Financial Services, Inc. (the “Company”), on the recommendation of its Compensation  Committee, approved an annual  performance-based incentive plan for the payment of incentive cash compensation to certain officers and  employees of The Provident Bank, the Company's wholly owned savings bank subsidiary (the "Plan"), including senior executive officers.  The Plan provides for cash incentive payments based primarily on the Company's 2010 financial performance compared with certain targets (the "Corporate Targets").  Incentive payments based on the Company's 2010 financial performance may be made if the Company meets or exceeds 95% of any of the Corporate Targets ("Threshold").

For senior executive officers  (including the Chief Executive Officer and the Chief Financial Officer), 100% of the incentive payment that may be made under the Plan will be based on the Company's 2010 performance using the following Corporate Targets  that relate to the  Company's  business plan and strategic objectives: (i) net income  (weighted 20%); (ii) efficiency ratio (weighted 10%); (iii) net interest margin (weighted 5%); (iv) core deposits as a percentage  of total deposits  (weighted 10%); (v) total loans, net of the provision for loan losses (weighted 10%); (vi) non-performing assets as a percentage of average assets compared to peers  (weighted  10%); (vii) services per household (weighted 5%); (viii) return on average assets  (weighted  10%); (ix) Tier 1 risk-based  capital  (weighted 5%); (x) EPS growth  compared to peer group median (weighted 10%); and (xi) evaluation of audit and compliance  issues (weighted 5%).

For other officers and employees  eligible to  participate  in the Plan, a portion of the  incentive  payment that may be made under the Plan will be based on the Company's 2010 performance  using the following Corporate  Targets:  (i) earnings per share (weighted  50%); (ii) efficiency  ratio (weighted 25%); and (iii) return on average assets (weighted  25%).  A portion of the incentive payment will also be based on individual performance against personal goals and objectives, and may be paid whether or not Corporate Targets have been met.

Incentive payments will be a percentage of the employee's base salary.  Using estimated 2010 base salary levels and the current number of employees that could participate in the Plan (320 persons), the total cash incentive payments that may be made for 2010 would range from approximately $1.5 million at the Threshold level up to $6.0 million at the Maximum level.”

Michael Seaman, Esq.
U.S. Securities and Exchange Commission
July 6, 2011

*  *  *  *

The Company duly acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing be directed to the undersigned at 202-274-2009.

Very truly yours,

                                    /s/ Marc Levy

  Marc Levy

cc:           John F. Kuntz, Esq.
Thomas M. Lyons